UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Amendment No. 1)
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
CEMENTOS PACASMAYO S.A.A.
(Name of Subject Company)
CEMENTOS PACASMAYO S.A.A.
(Names of Persons Filing Statement)
Common Shares, par value S/ 1.00 per share
(Title of Class of Securities)
PEP239501005*
(CUSIP Number of Class of Securities)
*The Common Shares are listed on the Lima Stock Exchange and the ISIN Number is PEP239501005
American Depositary Shares, each representing Five Common Shares
(Title of Class of Securities)
15126Q109
(CUSIP Number of Class of Securities)
Ely Adriana Hayashi Hirahoka
Chief Financial Officer
Cementos Pacasmayo S.A.A.,
Calle La Colonia 150, Urbanización El
Vivero, Surco, Lima, Perú
+(511) 317 6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With a Copy to:
George Karafotias
Allen Overy Shearman Sterling US LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 (this “Amendment No. 1”), filed with the Securities and Exchange Commission (“SEC”) on November 2, 2026, amends and supplements the Schedule 14D-9 filed with the SEC on October 27, 2026 (as amended from time to time, the “Schedule 14D-9”), by Cementos Pacasmayo S.A.A., a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru (the “Company”). The Company has outstanding common shares, par value S/ 1.00 per share (“Common Shares”), and American Depositary Shares (the “ADSs”), each of which represents five Common Shares.
This Schedule relates to the tender offer disclosed in a Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO, filed on October 21, 2026 (the “Schedule TO”), of Inversiones ASPI S.A., a Peruvian sociedad anónima (“Purchaser”), and a direct, majority-owned subsidiary of Holcim Ltd, a Swiss limited company (“Holcim”), to purchase (1) any and all of the outstanding Common Shares (other than Common Shares owned by Holcim and its affiliates), from U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which defines a U.S. holder as “any security holder resident in the United States”) and (2) any and all of the outstanding ADS (other than ADSs owned by Holcim and its affiliates), from holders, wherever located for S/ 8.93 per Common Share and S/ 44.65 per ADS (each such amount, the “Offer Price”), in each case, payable to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated as of October 22, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “U.S. Offer”).
Concurrent with the U.S. Offer, the Purchaser is making an offer to purchase Common Shares from all holders of Common Shares (other than Common Shares owned by Holcim and its affiliates), wherever located, for the same price and on substantially the same terms as offered to purchase Common Shares in the U.S. Offer, in accordance with the provisions of the Consolidated Text of the Securities Market Law, which was approved by Supreme Decree No. 020-2023-EF (the “Peru Offer” and together with the U.S. Offer, the “Offers”).
The information in the Schedule 14D-9 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 4. The Solicitation or Recommendation.
The last sentence in Item 4 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:
“After reasonable inquiry and to its knowledge, the Company understands that each of the directors and/or executive officers of the Company who hold Common Shares and/or ADSs, namely Raimundo Morales Dasso, a director of the Company and Humberto Nadal del Carpio, a director and the General Manager of the Company, intends to tender or sell their Common Shares and/or ADSs pursuant to the Offers. Other than Raimundo Morales Dasso and Humberto Nadal del Carpio, none of the Company’s directors or executive officers holds Common Shares or ADSs.”
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended to include the Services Agreement as an exhibit:
(e)(1) General Management and Provision of Services Agreement, dated December 30, 2013, as amended from time to time, between the Company and Purchaser (English Translation).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 2, 2026

Cementos Pacasmayo S.A.A.

By:	/s/ Ely Adriana Hayashi Hirahoka
	Name:	Ely Adriana Hayashi Hirahoka
	Title:	Chief Financial Officer

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